

October 27, 2011

Via: E-mail
Mr. Al Pietrangelo
Chief Executive Officer
Lantis Laser, Inc.
41 Howe Lane
Freehold, New Jersey 07728

> RE: **Lantis Laser, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 12, 2011**
> **Form 8-K dated April 22, 2011,**
> **as amended on April 27, 2011 and August 2, 2011**
> **File No. 000-53585**

Dear Mr. Pietrangelo:

We have reviewed your response letter dated October 14, 2011 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 9A(T) Controls and Procedures, page 24

Management's Annual Report on Internal Control Over Financial Reporting, page 24

1. We note your response to our prior comment 8 indicating that you "will present all information relating to our internal control over financial reporting, including any amendments to our Forms 10-K, in the *Disclosure Controls and Procedures*

section." Please note the difference between the quarterly evaluation of your disclosure controls and procedures required by Exchange Act Rules 13a-15(b) and 15d-15(b) and the annual assessment of your internal controls over financial reporting required by Exchange Act Rules 13a-15(c) and 15d-15(c). Similarly, please note difference between the requirements of Item 307 of Regulation S-K that you disclose management's conclusion on the effectiveness of your disclosure controls at the end of each quarter and the requirements of Item 308 of Regulation S-K that on an annual basis you provide management's report on the effectiveness of your internal controls over financial reporting. Therefore, in your Form 10-K, you are required to provide, separately, management's conclusion on the effectiveness of your disclosure controls and procedures at December 31, 2010 and management's conclusion on the effectiveness of your internal control over financial reporting at December 31, 2010. To eliminate investor confusion in future Forms 10-K, beginning with the requested amendment, please present all information relating to management's conclusion on the effectiveness of your internal control over financial reporting in the section you have so titled. Refer to Item 308 of Regulation S-K.

2. In addition, we note your response to prior comment 9 indicating that you "have clearly stated that management has made an assessment of our [your] internal controls over financial reporting and found them ineffective for the reasons stated in the Form 10-K." Please note the difference between the quarterly evaluation of your disclosure controls and procedures required by Exchange Act Rules 13a-15(b) and 15d-15(b) and the annual assessment of your internal controls over financial reporting required by Exchange Act Rules 13a-15(c) and 15d-15(c), as well as the difference between the requirements of Item 307 of Regulation S-K and those of Item 308 of Regulation S-K. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. Therefore, we reissue our prior comment. If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing to provide the required management's report on internal control over financial reporting and to fully comply with Item 308 of Regulation S-K.

Form 8-K dated April 22, 2011, as amended on April 27, 2011 and August 2, 2011

3. Please tell us when you intend to amend and file your Form 8-K dated April 22, 2011 as previously amended to reflect the necessary changes described in your response to comments 13 and 14.

Al Pietrangelo
Lantis Laser, Inc.
October 27, 2011
Page 3

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3212 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Jeffrey Jaramillo
Accounting Branch Chief